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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

November 2, 2020
Re:	Jiya Acquisition Corp. Draft Registration Statement on Form S-1 Submitted September 24, 2020 CIK No. 0001824119

Mr. Sergio Chinos

Ms. Erin Purnell
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Gilmore,

On behalf of our client, Jiya Acquisition Corp., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated October 20, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing with the Commission the Registration Statement together with this response letter. The Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Risk Factors

Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 66

1.    If the warrant agreement will include a similar provision, please revise your disclosure to add a discussion of that provision.

Ms. Melissa Gilmore Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 2, 2020

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will no longer be issuing warrants and therefore will not have a warrant agreement.

Management
Officers and Directors, page 107

2.    Please revise your disclosure to more specifically describe your officers' and directors' employment during the past five years.  Please refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 99 of the Registration Statement.

Principal Stockholders, page 115

3.	Please expand the disclosure in footnote (3) to identify the managers of Jiya Holding Company LLC and indicate whether they have voting and investment discretion with respect to the shares.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 111 of the Registration Statement.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com or Deanna L. Kirkpatrick at (212) 450-4135 or deanna.kirkpatrick@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, Derek J. Dostal

cc:	Via E-mail Richard Van Doren, Chief Financial Officer Jiya Acquisition Corp.

Paul D. Tropp
Ropes & Gray LLP